Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF MAY 2, 2016

DATE, TIME AND PLACE: On May 2, 2016 at 5:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, room 5, in the city and state of São Paulo.

CHAIRMAN: Alberto Sozin Furuguem.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Opening the work of the meeting, the members of the Fiscal Council of Itaú Unibanco Holding S.A. expressed their regret at the death of the Council’s President, Prof. Iran Siqueira Lima, which occurred on April 29, 2016.

A vote of condolences was recorded as a result of the death of Prof. Iran and gratitude for his collaboration and companionship over more than a decade of work for this Fiscal Council.

Subsequently, passing to the perusal of the Company’s account statements for the period from January to March 2016, the Councilors decided to draft the following opinion:

“After proceeding to examine the Financial Statements for the period from January to March 2016, the members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have verified the exactness of all the elements examined and in view of the unqualified report from PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the equity situation, financial position and activities performed by the company during the period.”

CONCLUSION: With the work of the council concluded, these minutes were drafted, read, approved and signed by all. (signed) Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

São Paulo (SP), May 2, 2016.

MARCELO KOPEL

Investor Relations Officer